UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CITADEL EXPLORATION, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

17286B 104
(CUSIP Number)

Philip McPherson
420 Bryant Circle
Ojai, CA 93023
(949) 375-2391

with a copy to:

Stoecklein Law Group, LLP.
401 West A Street, Suite 1150
San Diego, CA 92101
(619) 704-1310
Fax (619) 704-0556
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

September 4, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1           NAME OF REPORTING PERSON                                                                                                Philip J. McPherson

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)                                                                                       (OO) and (PF)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION                                                                         US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	2,500,000*

	(8)	SHARED VOTING POWER	0

	(9)	SOLE DISPOSITIVE POWER	2,500,000*

	(10)	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,500,000 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                        11%**

14           TYPE OF REPORTING PERSON*                                                                                                (IN) INDIVIDUAL

* The aggregate number of shares to which the Schedule 13D relates includes options for the purchase of 500,000 shares of Common Stock of the Issuer held by the Reporting Person.

** The total number of shares issued and outstanding used in this Schedule 13D to calculate the percent of the class of the Common Stock owned by the Reporting Person includes the 500,000 shares of the Common Stock issuable by the Issuer upon exercise of the options.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Citadel Exploration, Inc. (the “Issuer”), a Nevada corporation, having its principal executive offices at 420 Bryant Circle, CA 93023.

Item 2. Identity and Background

(a)	Philip J. McPherson

(b)	The business address of Mr. McPherson is 420 Bryant Circle, CA 93023.

(c)	Mr. McPherson’s principal occupation is acting as Chief Financial Officer, Secretary, and Treasurer of the Issuer.

(d)	Mr. McPherson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. McPherson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. McPherson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On July 17, 2012, Mr. McPherson purchased 2,000,000 shares of the Issuer’s restricted common stock directly from the Issuer, for total consideration of $80,000, all of which was paid in cash.

On September 15, 2012, the Issuer granted options to purchase 500,000 shares of its restricted common stock to Mr. McPherson as compensation pursuant to his employment agreement dated September 4, 2012 and thus no funds were used for such purpose.

Item 4. Purpose of Transaction

Mr. McPherson received and currently holds the shares of the Issuer’s Common Stock, as described herein, for investment purposes and intends to continue to evaluate his respective investments in the securities.

Mr. McPherson intends to participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to his shares of Common Stock.

Except as set forth herein, Mr. McPherson does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Mr. McPherson reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by Mr. McPherson to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.                      Interest in Securities of Issuer

(a)
As of the filing date of the Schedule 13D, Mr. McPherson may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) sole power to vote the 2,500,000 shares of Common Stock, which represents approximately 11% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-1(j). This percentage of beneficial ownership was calculated by dividing the number of shares beneficially owned by Mr. McPherson by 22, 862,500 shares (the number of outstanding shares of common stock of the Issuer as of September 11, 2012, based upon the Issuer’s certified stockholder list).

(b)	The responses of Mr. McPherson to Items 7-11 of the cover page of this Schedule 13D are incorporated by reference.

(c)	Except as set forth or incorporated herein, Mr. McPherson has not effected any transaction in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7. Materials to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 17, 2012	By:	/S/ Phillip McPherson
Phillip McPherson